

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2014

Via E-mail
Susan A. Waxenberg
Vice President & Chief Counsel, Securities and Assistant Secretary
Time Warner Cable, Inc.
60 Columbus Circle
New York, NY 10023

      RE: Time Warner Cable, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed on April 8, 2014
              File No. 001-33335

Dear Ms. Waxenberg:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Larry Spirgel

                    Larry Spirgel
                    Assistant Director